SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. 2) *

CHINA GREEN AGRICULTURE, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) 16943W 105
(CUSIP Number) Darren Ofsink, Esq. Guzov Ofsink, LLC 600 Madison Avenue, 14th Floor New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) May 28, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of  1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 5 Pages)

CUSIP No. 16943W 105	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tao Li

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

The People’s Republic of China
	7	SOLE VOTING POWER
		7,897,710

NUMBER OF	8	SHARED VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING		4,740,902
PERSON WITH
	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,897,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.5%

14	TYPE OF REPORTING PERSON
IN

EXPLANATORY NOTE

This Amendment No.2 to Schedule 13D (“Amendment No.2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2008 (the “Original Schedule 13D”) and the Amendment No.1 to Schedule 13D filed with the SEC on March 5, 2009 (“Amendment No.1”), and is being filed on behalf of an individual, Mr. Tao Li (the “Reporting Person”) with respect to his holdings of Common Stock of China Green Agriculture, Inc., a Nevada company (the “Company” or the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D and Amendment No.1. Except as otherwise expressly provided herein, all items of the Original Schedule 13D and Amendment No.1 remain unchanged.

Item 4.  Purpose of Transaction.

Item 4 of the Original 13D is hereby amended by adding the following thereto:

On December 24, 2007, 3,156,808 shares of Common Stock were issued under the name of Mr. Yinshing David To and were placed in an escrow account pursuant to the Make Good Escrow Agreement by and among the Company, Mr. To, the Investors and the escrow agent named therein (the “Make Good Escrow Agreement”). In the event that the Company does not achieve the 2009 Targets defined in the Make Good Escrow Agreement, the 3,156,808 shares of Common Stock (“the Escrowed Shares”) will be conveyed to the Investors for no additional consideration. In the event that the Company meets the 2009 Targets, the Escrowed Shares will be transferred to Mr. Tao Li. Pursuant to the Make Good Escrow Agreement, Mr. To agreed to forsake his dispositive power yet to still retain his voting power over such Escrowed Shares.

On May 28, 2009, Mr. Yinshing David To executed a proxy to appoint the Reporting Person, with full power of substitution for and in his name, with respect to the Escrowed Shares, to vote and act or to give written consent at any shareholders’ meeting or at any time such Escrowed Shares are required to be voted or acted upon (the “Proxy”). The Proxy will be terminated when Mr. To no longer owns the Escrowed Shares, in which case either the Reporting Person will receive the Escrowed Shares or the Investors will receive the Escrowed Shares on a pro rata basis.

Immediately before the Proxy was executed, the Reporting Person beneficially owned 4,740,902 shares. (This does not include 1,794,774 shares owned by the wife and son of the Reporting Person, over which he disclaimed his beneficiary ownership.) By receiving the voting right over the 3,156,808 shares, the Reporting Person therefore beneficially owns an aggregate of 7,897,710 shares as of the date of this Report.

The Reporting Person hereby declares that the filing of such statement shall not be construed as an admission that such person is, for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of a total of 1,794,774 shares of Common Stock owned by his wife and son.

Item 5.  Interest in Securities of the Issuer.

Item 5 is herby amended and restated in its entirety to read as follows:

(a) & (b) As of the date hereof, the Reporting Person may be deemed to beneficially own a total of 7,897,710 shares of the Issuer’s Common Stock. Such shares does not include 1,794,774 shares held by the immediate family members of the Reporting Person, over which the Reporting Person disclaimed his beneficial ownership.

Such total 7,897,710 shares include the 3,156,808 shares that were placed in an escrow account pursuant to the Make Good Escrow Agreement. The Reporting Person does not have the power to dispose or to direct the disposition, but only retains the power to vote and to direct the vote, with respect to these 3,156,808 shares.

Such 7,897,710 shares represent 42.5% of the total outstanding Common Stock of the Issuer.

(c)  No transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d)  Not applicable

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Items 3 and 4, to the knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1
Proxy by Mr. Yinshing David To to Mr. Tao Li – incorporated herein by reference to Exhibit 1 to the report on Schedule 13D/A No. 2 filed with the SEC by Yinshing David To on the same day of this report.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Amendment No.2 to the Schedule 13D is true, complete and correct.

Date:   June 4, 2009

/s/ Tao Li
Name: Tao Li